UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2019

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

65 Innovation Drive

Milton Park

Abingdon, Oxfordshire, OX14 4RQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of January 2019, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Press release, dated January 29, 2019 entitled “Strategic Investment to Raise £8 million, Licence Agreement for the Greater China Area and certain South East Asian Countries, Proposed Grant of Warrants, Proposed non-executive director.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: January 29, 2019	By:	/s/ Nicholas Robbins-Cherry
Nicholas Robbins-Cherry Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release, dated January 29, 2019 entitled “Strategic Investment to Raise £8 million, Licence Agreement for the Greater China Area and certain South East Asian Countries, Proposed Grant of Warrants, Proposed non-executive director.”